Deutsche Bank Securities Inc.

60 Wall Street

New York, NY 10005, United States

Credit Suisse Securities (USA) LLC

11 Madison Avenue

New York, NY 10010, United States

Morgan Stanley & Co. International plc

25 Cabot Square, Canary Wharf

London E14 4QA England

As the several underwriters

VIA EDGAR

October 15, 2018

Mr. Tom Kluck, Legal Branch Chief

Mr. Folake Ayoola, Senior Counsel

Mr. William Demarest, Staff Accountant

Ms. Sharon Sobotka, Staff Accountant

Office of Real Estate and Commodities

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Studio City International Holdings Ltd. (CIK No. 0001713334)

  Registration Statement on Form F-1 (File No. 333-227232)

  Registration Statement on Form 8-A (File No. 001-38699)

Ladies and Gentlemen:

We, as the several underwriters, hereby join Studio City International Holdings Ltd. (the “Company”) in connection with its request for acceleration of the above-referenced Registration Statements, requesting effectiveness at 4:00 p.m., Eastern Time on October 17, 2018, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland and Ellis LLP, may orally request by telephone call that such Registration Statements be declared effective.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated October 9, 2018 through the date hereof:

Preliminary Prospectus dated October 9, 2018:

1,375 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

Deutsche Bank Securities Inc.

By:	/s/ Frank Windels
Name:	Frank Windels
Title:	Managing Director

By:	/s/ Mark Schwartz
Name:	Mark Schwartz
Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request]

Very truly yours,

Credit Suisse Securities (USA) LLC

By:	/s/ Teddy Swigert
Name:	Teddy Swigert
Title:	Director

[Signature Page to Underwriters’ Acceleration Request]

Very truly yours,

Morgan Stanley & Co. International plc

By:	/s/ Robin Zhao
Name:	Robin Zhao
Title:	Executive Director

[Signature Page to Underwriters’ Acceleration Request]